UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 74943 / May 13, 2015

Admin. Proc. File No. 3-16395

In the Matter of

REVONERGY INC.,
SIBERIAN ENERGY GROUP INC.,
TAO MINERALS LTD.
(N/K/A CANAM GOLD CORP.), AND
TODAYS ALTERNATIVE ENERGY CORP.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has
expired.  No such petition has been filed by Revonergy Inc., Siberian Energy Group
Inc., Tao Minerals Ltd. (n/k/a Canam Gold Corp.), or Todays Alternative Energy Corp. and the
Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice,[1] that the initial decision of the administrative law judge,[2] has become the final
decision of the Commission with respect to Revonergy Inc., Siberian Energy Group Inc., Tao
Minerals Ltd. (n/k/a Canam Gold Corp.), and Todays Alternative Energy Corp.  The order
contained in that decision is hereby declared effective.  The initial decision ordered that, pursuant

---

[1]    17 C.F.R. § 201.360(d).

[2]    *Revonergy Inc., Siberian Energy Group Inc., Tao Minerals Ltd. (n/k/a Canam Gold Corp.),
and Todays Alt. Energy Corp.,* Initial Decision Rel. No. 759 (Mar. 31, 2015), 111 SEC Docket
04, 2015 WL 1433562.  The stock symbols and Central Index Key numbers are:  RNRG and
1452274 for Revonergy Inc.; SIBN and 1301299 for Siberian Energy Group Inc.; TAON and
1320338 for Tao Minerals Ltd. (n/k/a Canam Gold Corp.); and TAEC and 1128581 for Todays
Alternative Energy Corp.

to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Revonergy Inc., Siberian Energy Group Inc., Tao Minerals Ltd. (n/k/a Canam Gold Corp.), and Todays Alternative Energy Corp. are hereby revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| | |
|---|---|
| In the Matter of<br><br>REVONERGY INC.,<br>SIBERIAN ENERGY GROUP INC.,<br>TAO MINERALS LTD.<br>(N/K/A CANAM GOLD CORP.), AND<br>TODAYS ALTERNATIVE ENERGY CORP. | INITIAL DECISION OF<br>DEFAULT<br><br>March 31, 2015 |

APPEARANCE:     Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

BEFORE:     Jason S. Patil, Administrative Law Judge

## SUMMARY

This Initial Decision revokes the registrations of the registered securities of Revonergy Inc., (Revonergy) Siberian Energy Group Inc. (Siberian), Tao Minerals Ltd. (n/k/a Canam Gold Corp.) (Tao Minerals), and Todays Alternative Energy Corp. (Todays Alternative Energy) (collectively, Respondents).   The revocations are based on Respondents' failures to timely file required periodic reports with the Securities and Exchange Commission (Commission).

## INTRODUCTION

On February 20, 2015, the Commission initiated this proceeding with an Order Instituting Administrative Proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act).   The OIP alleges that Respondents each have a class of securities registered with the Commission pursuant to Exchange Act Section 12(g) and have repeatedly failed to file timely periodic reports with the Commission, in violation of Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13.   Respondents were served with the OIP by March 2, 2015, and their Answers were due by March 16, 2015.   *See Revonergy Inc.*, Admin. Proc. Rulings Release No. 2400, 2015 SEC LEXIS 912 (Mar. 10, 2015).   On March 10, 2015, I issued an Order which warned that if Respondents failed to file an Answer within the time provided, they would be deemed in default, the proceedings would be determined against them, and the registration of their securities would be revoked.   *Id.*   To date, no Respondent has filed an Answer.

# FINDINGS OF FACT

Respondents are in default for failing to file Answers or otherwise defend the proceeding. *See* OIP at 3; 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, as authorized by Rule 155(a), I find the following allegations in the OIP to be true.

Revonergy, Central Index Key (CIK) No. 1452274, is a revoked Nevada corporation located in London, England, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Revonergy is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended September 30, 2011, which reported a net loss of $2,369,784 from the company's April 9, 2008, inception through September 30, 2011. As of February 10, 2015, the company's stock (symbol "RNRG") was quoted on OTC Link (previously "Pink Sheets") operated by OTC Markets Group Inc. (OTC Link), had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Siberian, CIK No. 1301299, is a revoked Nevada corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Siberian is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2012, which reported a net loss of $16,537,118 for the prior six months. As of February 10, 2015, the company's stock (symbol "SIBN") was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Tao Minerals, CIK No. 1320338, is a defaulted Nevada corporation located in Medellin, Colombia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Tao Minerals is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended October 31, 2011, which reported a net loss of $2,409,262 for the prior nine months. As of February 10, 2015, the company's stock (symbol "TAON") was quoted on OTC Link, had ten market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Todays Alternative Energy, CIK No. 1128581, is a revoked Nevada corporation located in Newark, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Todays Alternative Energy is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended July 31, 2012, which reported a net loss of $3,481,399 from the company's November 1, 2007, inception through July 31, 2012. As of February 10, 2015, the company's stock (symbol "TAEC") was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to their repeated failures to file timely periodic reports, Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

## CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at \*12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). There is no genuine issue of material fact that Respondents failed to file timely periodic reports. As a result, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13.

## SANCTIONS

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In proceedings pursuant to Exchange Act Section 12(j) against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at \*19 (May 31, 2006). The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Id.* at \*19-20.

Respondents' failure to file required periodic reports is serious because it violates a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at \*26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Respondents' violations are also recurrent in that they repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at \*20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at \*25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Respondents are also culpable because they failed to heed delinquency letters sent to them by the Division of Corporation Finance or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters, and they were therefore on notice, even before the OIP issued, of

their obligation to file periodic reports. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, Respondents have not answered the OIP or otherwise participated in the proceeding to address whether they have made any efforts to remedy their past violations, and have made no assurances against further violations.

For the reasons described above, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of Respondents.

## ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Revonergy Inc., Siberian Energy Group Inc., Tao Minerals Ltd. (n/k/a Canam Gold Corp.), and Todays Alternative Energy Corp. are hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111, 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

A respondent may move to set aside a default. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

_____
Jason S. Patil
Administrative Law Judge